SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                              Atlas Minerals, Inc.
                              --------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   049371-10-7

                                 -------------
                                 (CUSIP Number)

                             Richard F. Mauro, Esq.
                  Moye, Giles, O'Keefe, Vermeire & Gorrell LLP
                       1225 Seventeenth Street, 29th Floor
                             Denver, Colorado 80202
                                 (303) 292-2900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
[   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

CUSIP NO.: 049371-10-7                13D                      Page 2 of 4 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   H. R. (Roy) Shipes

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:           1,196,686 shares (1)
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:         0 shares
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:      1,196,686 shares (1)
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:    0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,196,686 shares (1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

(1) Includes 150,000 shares of common stock underlying options which are immediately exercisable.

CUSIP NO.: 049371-10-7                13D                      Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Atlas Minerals, Inc., a Colorado corporation (the "Issuer"). The Issuer's principal executive offices are located at 10920 West Alameda Avenue, Suite 205, Lakewood, CO 80226.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This statement is being filed by H.R. (Roy) Shipes.

     (b) The business address of Mr. Shipes is 11251 E. Camino del Sahuaro, Tucson, Arizona 85749.

     (c) Mr. Shipes' principal occupation is industrial distribution and his principal place of business is Mining and Construction Suppliers, Inc., 2700 East Executive Drive, Suite 100, Tucson, Arizona 85706. Mr. Shipes is presently the President, Chief Executive Office and a Director of the Issuer.

     (d)-(e) During the last five years, Mr. Shipes has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Shipes is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Shipes acquired 789,927 of the shares of Common Stock of the Issuer owned by him pursuant to the Issuer's plan of reorganization (the "Plan") confirmed by the U.S. Bankruptcy Court in the District of Colorado on December 11, 1999. The 789,927 shares were issued to him in satisfaction of certain claims he had against the Issuer.

     Mr. Shipes funded his other purchases of the Issuer's Common Stock with his personal funds. Mr. Shipes did not acquire the Issuer's Common Stock using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION

     All of the Issuer's Common Stock beneficially owned by Mr. Shipes was acquired by him for investment purposes. Mr. Shipes may make purchases or sales of the shares of the Issuer's Common Stock from time to time. Mr. Shipes has no current or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to
Item 4 of Schedule 13D.

CUSIP NO.: 049371-10-7                13D                      Page 4 of 4 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Shipes beneficially owns and has sole voting and dispositive power over 1,196,686 shares of Common Stock (which amount includes 150,000 shares of Common Stock underlying stock options which are immediately exercisable) and shared voting and dispositive power over zero shares of Common Stock.

     Mr. Shipes has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock beneficially owned by him. Mr. Shipes has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock beneficially owned by him.

     During the last 60 days, Mr. Shipes acquired shares of the Issuer's Common Stock in a private transaction as follows:

                                  Number of                 Price
           Date               Shares Purchased             Per Share
           ----               ----------------             ---------

         1/31/02                   256,759                  $0.15


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:   March 5, 2002                     /s/ H. R. (Roy) Shipes
                                           -------------------------------------
                                           Gerald E. Davis